(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

June 7, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Fixed-Income Trust (the trust):
Spartan Emerging Markets Index Fund Spartan Global ex U.S. Index Fund Spartan Mid Cap Index Fund Spartan Real Estate Index Fund Spartan Small Cap Index Fund (the funds)
File Nos. (002-41839) and (811-02105)
Post-Effective Amendment No. 166

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 166 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the trust.

This filing serves to register Spartan Emerging Markets Index Fund, Spartan Global ex U.S. Index Fund, Spartan Mid Cap Index Fund, Spartan Real Estate Index Fund, and Spartan Small Cap Index Fund as new series' of the trust.

This filing contains the Prospectuses and Statements of Additional Information (SAIs) for Spartan Emerging Markets Index Fund, Spartan Global ex U.S. Index Fund, Spartan Mid Cap Index Fund, Spartan Real Estate Index Fund, and Spartan Small Cap Index Fund. The funds may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of August 25, 2011. We request your comments by July 7, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group